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Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	9 January 2006
No. of pages including this one	3


06010184

Please find attached a press release, which has just been issued by Erste Bank entitled **"Erste Bank launches At-market capital increase: Up to 58.95 million new shares to finance the acquisition of BCR and to strengthen its capital base".**

Kind regards,

Lucie Holloway
Citigate Dewe Rogerson



INVESTOR INFORMATION

Vienna, 9 January 2006

Not for publication or distribution in Australia, Canada, Japan or the USA

Erste Bank launches At-market capital increase: Up to 58.95 million new shares to finance the acquisition of BCR and to strengthen its capital base.

Erste Bank der oesterreichischen Sparkassen AG will launch on 11 January 2006 the largest capital markets transaction ever conducted on the Vienna Stock Exchange. In its capital increase, the company will offer up to 58.95 million new shares, representing an increase of up to 24.2% of the existing share capital of EUR 486,367,200. Based on today's closing price of EUR 46.60 (ex dividend of EUR 0.55 for 2005) this equity offering is expected to raise approximately EUR 2.75 billion in the equity markets. This corresponds to net new capital to be raised of approximately EUR 2.55 billion in the event of a full take-up of the Austrian Savings Banks. The funds raised will be used towards the financing of the acquisition of Banca Comerciala Romana (BCR) and to strengthen Erste Bank's capital base.

"Following the announcement of our acquisition of BCR the response from shareholders has been extremely positive, underlining the trust we have garnered in the capital markets since we went public in 1997. This has strengthened our determination to carry out a capital increase of this scale. The capital markets have previously been highly receptive to our equity offerings and we are very confident that this transaction will also be a success," says Andreas Treichl, CEO of Erste Bank. "We have positioned Erste Bank as a solid growth stock. BCR represents the next step for Erste Bank ensuring that we remain on this proven path in the future," concludes Treichl.

Details of the capital increase

On Monday 9 January, Erste Bank's Management Board agreed, with the approval of Erste Bank's Supervisory Board, to increase the Bank's current share capital. In addition an over-allotment option of up to 5.89 million new shares has been granted to the underwriters. The capital increase will be conducted as an At-market rights offering with pre-emptive rights to existing shareholders, who will be entitled to 4 new shares for every 15 existing shares held. The maximum subscription price and maximum offer price is EUR 55. Furthermore the Board intends to propose to the AGM an increased dividend of EUR 0.55 for the financial year 2005. The new shares will be eligible for dividends for the full financial year 2006.

The record date is 10 January 2006 and the shares will trade ex rights from 11 January 2006. There will be no trading of rights. The subscription period for the rights offering runs from 11 January to 25 January 2006. The offer and bookbuilding period for the global offering runs from 11 January to 26 January 2006.

The new shares are being offered in Austria in a public offering to retail and institutional investors. Private investors in Austria who subscribe until 20 January 2006 through Erste Bank, any other Austrian savings bank or brokerjet (Erste Bank's internet subsidiary) will be granted a preferential allocation for orders of up to 250 shares. Outside Austria, the shares will be offered in a private placement to institutional investors.
The final subscription and offer price and the number of the new shares issued will be announced on or about 26 January 2006. The new shares are expected to be listed and to start trading on the Vienna and the Prague Stock Exchange on 27 January 2006.

Reinhard Ortner, CFO of Erste Bank, stated, "With this transaction, we are offering Austrian retail investors and Austrian and international institutional investors the opportunity to invest in Europe's most dynamic growth region. Following the acquisition of BCR, Erste Bank will have approximately 15.3 million customers in Central and Eastern Europe, strengthening its position as one of the

region's leading retail banking franchises. Expanding Erste Bank's market leadership enables us to participate in the continuing growth of the countries where we operate. We have raised our earnings targets following the BCR acquisition, so that we now plan to grow net profit by more than 20% annually between 2005 and 2009." Ortner regards this as another indication that Erste Bank "has positioned itself extremely well serving 20% of the population in the countries in which Erste Bank operates.

DIE ERSTE österreichische Spar-Casse Privatstiftung, which is the largest shareholder in Erste Bank with a 32.2% holding, intends to keep its holding in Erste Bank above 30% following the completion of the capital increase. Other Members of the Savings Banks Group, which together hold almost 7.0%of Erste Bank, have also indicated their intention to exercise their subscription rights for the new shares.

Erste Bank, Goldman Sachs and JPMorgan will be acting as Joint Bookrunners and Joint Global Coordinators of the equity offering. The syndicate also comprises Citigroup, Credit Suisse First Boston and ABN AMRO Rothschild.

This announcement does not constitute an offer or an invitation for the subscription or sale of securities. Offers that are received prior to the commencement of the Subscription and Offer Period will be rejected.A prospectus approved by the Austrian Financial Market Authority will be published on 10 January 2006 and can be obtained by any interested investor at the offices of Erste Bank der oesterreichischen Sparkassen AG at Graben 21, A-1010 Vienna during the usual business hours free of charge. In connection with the offering of securities of Erste Bank, only the information contained in the prospectus is binding.This announcement may not be published or distributed in the United States, Canada, Japan or Australia. The securities and subscription rights to which this announcement relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. No public offering of the securities or subscription rights will be made in the United States.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at